Exhibit 99.1

Sagtec Global Delivers 8,000 Speed+ Licenses and 200 units of FoodKiosk Machines in UAE, Marking Major Milestone in Regional Rollout

KUALA LUMPUR, Malaysia, May 19, 2025 – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions, today announced the successful delivery of 8,000 Speed+ Cloud-Based Smart Ordering System licenses and 200 FoodKiosk smart self-service machines to its exclusive UAE partner, SMD Tech – FZCO (“SMD Tech”). The delivery is invoiced at US$1,345,000, representing a substantial commercial milestone in Sagtec’s strategic expansion into the Middle East and reinforcing its role as a key enabler in the region’s food and beverage (F&B) and retail digital transformation.

The delivery, which forms part of the previously announced five-year Master Dealership Agreement with SMD Tech, represents 80% fulfillment of the initial 10,000-license commitment. The integration of 200 FoodKiosk machines adds a critical hardware component to the Speed+ ecosystem, enabling a fully automated and seamless customer ordering experience in both dine-in and quick-service environments.

“This milestone delivery not only affirms Sagtec’s commitment to executing at scale but also signals strong demand from F&B operators seeking intelligent digital solutions,” said Kevin Ng, Chairman, Executive Director and CEO of Sagtec Global. “Together with SMD Tech, we are enabling the digital transformation of service infrastructure across Dubai and the wider UAE, combining smart software with physical automation for a complete end-to-end solution.”

The installed Speed+ platform enables real-time order management, advanced analytics, and automated marketing integration. Coupled with the FoodKiosk terminals, businesses can now reduce wait times, optimize manpower, and boost customer engagement—key priorities in a competitive, experience-driven market.

SMD Tech’s robust local presence and deep domain knowledge continue to accelerate deployment across key commercial zones, including malls, airports, and major F&B franchise groups.

“We’re proud to see Speed+ and FoodKiosk adoption growing rapidly,” said Mr. Ahmed Al Mansoori, Managing Director of SMD Tech. “This partnership is transforming customer journeys in the UAE and delivering tangible operational efficiencies to our clients.”

The deployment coincides with growing regional demand for contactless ordering and smart automation. According to Grand View Research, the Middle East’s cloud-based POS market is projected to reach US$1 billion by 2030, underlining the value of Sagtec’s integrated approach.

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries. Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

About SMD Tech – FZCO

SMD Tech - FZCO is a technology-focused enterprise based in the United Arab Emirates, specializing in digital infrastructure, IoT solutions, and enterprise transformation. With a mission to empower businesses through innovative software and hardware integration, SMD Tech delivers cutting-edge solutions tailored to the region’s fast-evolving digital ecosystem. The company is committed to driving operational excellence and future-ready growth for its clients.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Phone: +6011-6217 3661

Email: info@sagtec-global.com